EXHIBIT 99.1

Lifeway Foods, Inc. Announces Results for the First Quarter Ended March 31, 2017

Morton Grove, IL — May 18, 2017 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the first quarter ended March 31, 2017.

“Coming into 2017, we were prepared to overlap our first quarter of 2016, which was the single biggest sales and growth quarter last year,” said CEO Julie Smolyanksy. “We maintained our focus on driving consumption and making investments in innovation, marketing and the restructuring of our sales organization. Despite headwinds in the edibles category during the first quarter 2017, driven by lower foot traffic at retail, the impact of e-commerce and the resulting pricing pressures, Lifeway posted consumption growth in total US multi-outlet in the first quarter, reflecting the strength of the Lifeway brand and consumer loyalty. We are confident in our ability to execute against our strategic initiatives throughout the balance of 2017 and beyond.”

First Quarter Results

First quarter of 2017 net sales decreased by $453 or 1.4% to $32,117. Higher trade promotion and lower volumes of our branded drinkable kefir was only partially offset by higher sales of private label product and the impact of new items. The increased trade promotion was driven by increased coupon redemption and trade spending related to new product introductions.

Gross profit as a percent of net sales decreased to 26.3% during the three-month period ended March 31, 2017 from 26.7% during the same three-month period in 2016. The slightly lower gross profit percent reflects higher milk costs and increased trade promotion partially offset by lower manufacturing overhead costs.

Selling Expenses

Selling expenses increased by $1,274 or 43.0% to $4,238 during the three-month period ended March 31, 2017 from $2,964 during the same period in 2016. The increased selling expenses reflects certain advertising and marketing related costs including an advertising campaign that aired in the first quarter of 2017 to coincide with an annual natural products conference, the production costs associated with a national coupon campaign launched in the first quarter of 2017 and increased costs related to trade shows. Higher salaries, driven by a headcount increase in our salesforce, also contributed to the increased selling expenses. Selling expenses as a percentage of net sales were 13.2% for the three-month period ended March 31, 2017 compared to 9.1% for the same period in 2016.

General and Administrative Expenses

General and administrative expenses decreased $161 or 4.1% to $3,785 during the three-month period ended March 31, 2017 from $3,946 during the same period in 2016. The decrease is primarily a result of lower professional fees partially offset by higher compensation.

Our effective tax rate for the three months ended March 31, 2017 was 39.2% compared to an effective tax rate of 38.8% in the same period last year. We reported net income of $124 or $0.01 per basic and diluted common share for the three-month period ended March 31, 2017 compared to net income of $955 or $0.06 per basic and diluted common share in the same period in 2016.

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Balance Sheet

Cash and cash equivalents increased $1.0 million to $9.8 million as of March 31, 2017 as compared to the prior year. As of March 31, 2017, the Company had outstanding borrowings of approximately $7 million, substantially all of which consists of term loan borrowings. The Company had additional borrowing capacity of approximately $5 million under its line of credit, none of which was outstanding as of March 31, 2017.

About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “will,” “expect,” “next,” “project,” “potential,” “continue,” “expand,” and “grow.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 877.281.3874

Email: info@Lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2017 and December 31, 2016

(In thousands)

	March 31, 2017 (Unaudited)	December 31, 2016
Current assets
Cash and cash equivalents	$9,808	$8,812
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,700 and $1,600 at March 31, 2017 and December 31, 2016 respectively	12,170	9,594
Inventories, net	7,630	8,042
Prepaid expenses and other current assets	698	785
Refundable income taxes	309	309
Total current assets	30,615	27,542

Property, plant and equipment, net	22,285	21,832

Intangible assets
Goodwill and other indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	1,479	1,647
Total intangible assets	15,547	15,715

Other Assets	125	125
Total assets	$68,572	$65,214

Current liabilities
Current maturities of notes payable	$840	$840
Accounts payable	8,273	5,718
Accrued expenses	2,754	2,169
Accrued income taxes	734	654
Total current liabilities	12,601	9,381

Notes payable	6,069	6,279
Deferred income taxes, net	1,192	1,192
Other long-term liabilities	204	–
Total liabilities	20,066	16,852

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,274 shares
issued; 16,154 outstanding	6,509	6,509
Paid-in-capital	2,218	2,198
Treasury stock, at cost	(10,340)	(10,340)
Retained earnings	50,119	49,995
Total stockholders' equity	48,506	48,362

Total liabilities and stockholders' equity	$68,572	$65,214

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

For the three months ended March 31, 2017 and 2016

(Unaudited)

(In thousands, except per share data)

	2017	2016

Net sales	$32,117	$32,570

Cost of goods sold	23,074	23,239
Depreciation expense	586	631
Total cost of goods sold	23,660	23,870

Gross profit	8,457	8,700

Selling expense	4,238	2,964
General and administrative expense	3,785	3,946
Amortization expense	168	176
Total operating expenses	8,191	7,086

Income from operations	266	1,614

Other income (expense):
Interest expense	(57)	(58)
Loss on sale of investments, net reclassified from OCI	–	(12)
Loss on sale of equipment	(5)	–
Other income, net	–	17
Total other income (expense)	(62)	(53)

Income before provision for income taxes	204	1,561

Provision for income taxes	80	606

Net income	$124	$955

Earnings per common share:
Basic	$0.01	$0.06
Diluted	$0.01	$0.06

Weighted average common shares:
Basic	16,154	16,189
Diluted	16,156	16,189

COMPREHENSIVE INCOME
Net income	$124	$955
Other comprehensive income (loss), net of tax:
Unrealized gains on investments, net of taxes	–	43
Reclassifications to earnings:
Realized (losses) on investments, net of taxes	–	(7)
Comprehensive income	$124	$991

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended March 31, 2017 and 2016

(Unaudited)

(In thousands)

	2017	2016
Cash flows from operating activities:
Net Income	124	955
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	754	807
Loss on sale of investments, net	–	12
Reserve for inventory obsolescence	50	–
Stock-based compensation	449	21
Loss on sale of property and equipment	5	–
(Increase) decrease in operating assets:
Accounts receivable	(2,576)	(572)
Inventories	363	(1,337)
Refundable income taxes	–	(232)
Prepaid expenses and other current assets	87	(83)
Increase (decrease) in operating liabilities:
Accounts payable	2,553	(946)
Accrued expenses	361	411
Accrued income taxes	80	(52)
Net cash provided by (used in) operating activities	2,250	(1,016)

Cash flows from investing activities:
Purchases of investments	–	(373)
Proceeds from sale of investments	–	152
Redemption of certificates of deposits	–	363
Purchases of property and equipment	(1,078)	(336)
Proceeds from sale of property and equipment	34	–
Net cash used in investing activities	(1,044)	(194)

Cash flows from financing activities:
Purchase of treasury stock	–	(440)
Repayment of notes payable	(210)	(210)
Net cash used in financing activities	(210)	(650)

Net increase (decrease) in cash and cash equivalents	996	(1,860)

Cash and cash equivalents at the beginning of the period	8,812	5,646

Cash and cash equivalents at the end of the period	$9,808	$3,786

Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$–	$886
Cash paid for interest	$57	$48

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